UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___________)

                                   GenTek Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    37245X203
                          -----------------------------
                                 (CUSIP Number)

                                    11/03/04
                          -----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245X203

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chesapeake Partners Management Co., Inc.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |X|
         (b)  |_|

3.       SEC Use Only


4.       Citizenship or Place of Organization
         Maryland



                                       5       SOLE VOTING POWER
              NUMBER                           -0-

             OF SHARES                 6       SHARED VOTING POWER
                                               598,581
           BENEFICIALLY
                                       7       SOLE DISPOSITIVE POWER
             OWNED BY                          -0-

               EACH                    8       SHARED DISPOSITIVE POWER
                                               598,581
             REPORTING

            PERSON WITH


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         598,581

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         5.9%

12.      Type of Reporting Person (See Instructions) CO

Includes shares under a management agreement for unrelated party.

CUSIP No.  37245X203


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chesapeake Partners Limited Partnership

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |X|
         (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization
         Maryland


                                       5       SOLE VOTING POWER
              NUMBER                           -0-

             OF SHARES                 6       SHARED VOTING POWER
                                               328,281
           BENEFICIALLY
                                       7       SOLE DISPOSITIVE POWER
             OWNED BY                          -0-

               EACH                    8       SHARED DISPOSITIVE POWER
                                               328,281
             REPORTING

            PERSON WITH


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         328,281

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         3.2%

12.      Type of Reporting Person (See Instructions) PN

CUSIP No. 37245X203

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chesapeake Partners Institutional Fund Limited Partnership

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |X|
         (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization
         Maryland


                                       5       SOLE VOTING POWER
              NUMBER                           -0-

             OF SHARES                 6       SHARED VOTING POWER
                                               11,000
           BENEFICIALLY
                                       7       SOLE DISPOSITIVE POWER
             OWNED BY                          -0-

               EACH                    8       SHARED DISPOSITIVE POWER
                                               11,000
             REPORTING

            PERSON WITH


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         11,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         0.1%

12.      Type of Reporting Person (See Instructions) PN

CUSIP No.  37245X203

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Chesapeake Partners International Ltd.
         none

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |X|
         (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization
         Cayman Islands


                                       5       SOLE VOTING POWER
              NUMBER                           -0-

             OF SHARES                 6       SHARED VOTING POWER
                                               240,400
           BENEFICIALLY
                                       7       SOLE DISPOSITIVE POWER
             OWNED BY                          -0-

               EACH                    8       SHARED DISPOSITIVE POWER
                                               240,400
             REPORTING

            PERSON WITH


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         240,400

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         2.4%

12.      Type of Reporting Person (See Instructions) CO

CUSIP No.  37245X203

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Barclays Global Investors Event Drive Fund II none

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  |X|
         (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization
         Ireland


                                       5       SOLE VOTING POWER
              NUMBER                           -0-

             OF SHARES                 6       SHARED VOTING POWER
                                               18,900
           BENEFICIALLY
                                       7       SOLE DISPOSITIVE POWER
             OWNED BY                          -0-

               EACH                    8       SHARED DISPOSITIVE POWER
                                               18,900
             REPORTING

            PERSON WITH


9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         18,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9)
         0.2%

12.      Type of Reporting Person (See Instructions) CO

The above mentioned shares are managed pursuant to a sub-advisory agreement with CPMC and Barclays Global Investors Limited.

Item 1.

          (a)  Name of Issuer             GenTek Inc.

          (b)  Address of Issuer's Principal Executive Offices

               90 East Halsey Road, Parsippany, NJ 07054

Item 2.

          (a)  Name of Person Filing Chesapeake Partners Management Co., Inc.

          (b) Address of Principal Business Office or, if none, Residence 1829 Reisterstown Road, Suite 420, Baltimore, Maryland 21208

          (c)  Citizenship U.S.A.

          (d)  Title of Class of Securities   Common Stock

          (e)  CUSIP Number     37245X203

ITEM 3.   If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2
          (b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
          (h)  [ ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               CPMC           598,581
               CPLP           328,281
               CPIFLP          11,000
               CPINTL         240,400
               BARCLAYS        18,900

          (b)  Percent of class:

               CPMC             5.9%
               CPLP             3.2%
               CPIFLP           0.1%
               CPINTL           2.4%
               BARCLAYS         0.2%

          (c)  Number of shares as to which the person has:


                (i) Sole power to vote or to direct the vote -0- for all.

               (ii)   Shared power to vote or to direct the vote

                      CPMC           598,581
                      CPLP           328,281
                      CPIFLP          11,000
                      CPINTL         240,400
                      BARCLAYS        18,900

              (iii) Sole power to dispose or to direct the disposition of -0-for all.

               (iv)   Shared power to dispose or to direct the disposition of

                      CPMC           598,581
                      CPLP           328,281
                      CPIFLP          11,000
                      CPINTL         240,400
                      BARCLAYS        18,900

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).

ITEM 5.    Ownership of Five Percent or Less of a Class           N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person.
           N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
           N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.    Identification and Classification of Members of the Group
           N/A

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9.    Notice of Dissolution of Group
           N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.   Certification

           (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Chesapeake Partners Management Co., Inc.



BY:   /s/          Mark D. Lerner
    -------------------------------------------
Name:  Mark D. Lerner
Title: Vice President


Chesapeake Partners Limited Partnership
By:  Chesapeake Partners Management Co., Inc.



BY:   /s/          Mark D. Lerner
    -------------------------------------------
Name:  Mark D. Lerner
Title: Vice President


Chesapeake Partners Institutional Fund Limited Partnership
By:  Chesapeake Partners Management Co., Inc.



BY:   /s/          Mark D. Lerner
    -------------------------------------------
Name:  Mark D. Lerner
Title: Vice President


Chesapeake Partners International Ltd.
By:   Chesapeake Partners Management Co., Inc.



BY:   /s/          Mark D. Lerner
    -------------------------------------------
Name:  Mark D. Lerner
Title: Vice President


Barclays Global Investors Event Driven Fund II
By:   Chesapeake Partners Management Co., Inc.



BY:   /s/          Mark D. Lerner
    -------------------------------------------
Name:  Mark D. Lerner
Title: Vice President